MARK E. SEATON

EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

September 20, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: First American Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 21, 2024

File No. 001-34580

To the Division of Corporation Finance:

Thank you for your comment. In future filings where we conduct a recovery analysis, we will also include the interactive data.

If you have any questions concerning the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Mark E. Seaton

Mark E. Seaton

1 First American Way, Santa Ana, CA 92707

TEL 714.250.8581

MSeaton@firstam.com ▼ www.firstam.com